November 9, 2010

BY EDGAR, FACSIMILE (703) 813-6980 and U.S. MAIL

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Response to Comment Letter dated November 8, 2010
NV Energy, Inc.
Form 8-K dated September 9, 2010
Filed September 10, 2010
Form 10-Q for Fiscal Quarter Ended September 30, 2010
Filed October 29, 2010
File No. 001-08788

Dear Mr. Owings:

NV Energy, Inc. (“the Company”) has received your letter dated November 8, 2010 with respect to the review by the Staff of the Securities and Exchange Commission (“SEC”) of the above-referenced filings.

For your convenience, each of the numbered comments in your letter is repeated in this letter (boldface type) with the Company’s responses set forth immediately below each such comment.

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Form 8-K dated September 9, 2010

Exhibit 5.1

1.
Counsel may limit reliance of its opinion with regard to purpose but not person.  Please amend the Form 8-K to file a revised opinion that does not include the phrase “or relied upon by or furnished to any other person” in the last sentence of the last paragraph of the opinion.

Company Response:

1.
In response to the Staff’s comment, the Company has filed a Form 8-K/A to correct Exhibit 5.1 in our original Form 8-K dated September 9, 2010, to exclude the phrase “or relied upon by or furnished to any other person” in the last sentence of the last paragraph of the opinion.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Controls and Procedures, page 64

Change in internal controls over financial reporting, page 64

2.
Your disclosure in this section should cover your last fiscal quarter.  Accordingly, please confirm to us whether there were any changes in internal controls over financial reporting in the third quarter of 2010 that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting.  Please make this change in future filings.

Company Response:

2.
We confirm that there have been no changes in internal controls over financial reporting in the third quarter of 2010 that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting.  In future filings the Company will ensure that our disclosure covers the last applicable fiscal quarter.

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In providing the above referenced responses, the Company makes the following representations:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (702) 402-5690 if you have additional questions or comments.

Sincerely,

/s/ Paul J. Kaleta
Paul J. Kaleta
Corporate Sr. Vice President
General Counsel

Cc:	Charles Lee
Mara Ransom